FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                 Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2                 Date of Material Change

May 19, 2006

Item 3                 News Release

The press release attached as Schedule A was released over Canada NewsWire on May 19, 2006

Item 4                 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5                 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6                 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                 Omitted Information

Not applicable.

Item 8                 Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9                 Date of Report

May 19, 2006

Gammon/Press Release/MCR May 19, 2006

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 5-2006	May 19, 2006

Gammon Lake Resources Announces Completion of US $40-Million
Credit Facility Increase with Scotia Capital and Société Générale

Facility Increase Will Provide More than Adequate Funding to Move the Ocampo Project into Full
Production with No Need for Further Equity Financing

Gammon Lake Resources Inc. (TSX:GAM; AMEX:GRS) is pleased to announce that the Company has signed a definitive agreement with Scotia Capital and Société Générale, finalizing the US $40-million credit facility increase and extension, as reported in press release #4-2006 on May 15, 2006.

"The Company had contemplated issuing an equity offering to finance the Project, however Scotia Capital and Société Générale have committed to the same interest rates as the original US $60-million facility. We feel that this is in the best interest of our shareholders. This facility is more than sufficient for the full completion of the Ocampo Project, and releases the Company from any need to issue equity for further funding," commented Fred George, Chairman and President of Gammon Lake. "We are pleased to be working with Scotia Capital and Société Générale."

As disclosed in the 2006 first quarter financial statements and MD&A, certain of the covenants and repayment terms were renegotiated in Gammon Lake’s favour to allow for robust cash flow from operations for future corporate development and exploration activities. Under the restructured repayment schedule, payments of US $8,750,000 are due on a quarterly basis with the first payment scheduled for December 31, 2006.

ABOUT THE OCAMPO PROJECT
As of May 7, 2006, Gammon Lake had placed 587,534 tonnes of ore on the heap leach pad, averaging 1.24 grams per tonne of gold and 47.19 grams per tonne of silver. Using recovery rates established in the feasibility study of 87% for gold and 72% for silver, this would equate to 23,365 ounces of gold and 891,364 ounces of silver, recoverable, minus recoveries to date. Using recent metal prices of US $682 per ounce of gold and US $12.43 per ounce of silver, recoverable ore on the heap leach is valued at approximately US $27-million. The Company is ramping up production and is currently stacking between 10,000 and 12,000 tonnes per day on the heap leach pad.

The Ocampo Gold-Silver Project, as designated in the September 2004 feasibility study completed by Kappes, Cassiday & Associates (KCA) of Reno, Nevada, will consist of an underground mine with a 1,500 tonne per day agitated cyanide leach plant, and an open pit mine with a 13,000 tonne per day heap leach. As per the KCA feasibility study, production is expected to average 170,000 ounces of gold and 6.2-million ounces of silver, annually. The full KCA feasibility study can be found on SEDAR at www.sedar.com.

(Continued on page 2)

Fred George, Chairman and President of Gammon Lake Resources Inc., is Recipient of
Community Development Model Award in Chihuahua, Mexico

Gammon Lake Resources Inc. is the first company to adopt the Community Development Model promoted by the Secretary of Industrial Development in Chihuahua, Mexico. In recognition of this, Mr. Jose Reyes, Governor of Chihuahua, personally presented Mr. Fred George with the first ever Community Development Model Award, during the opening of the VI International Mining Conference 2006 held in Chihuahua City on April 26, 2006. This award was bestowed in recognition of Gammon Lake’s unquestionable business responsibility and unconditional support of the community.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. All of Gammon Lake’s analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT
Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 40-F (File No. 001-31739), which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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